October 10, 2019

Scott Goldie
Chief Executive Officer
Golden Seed, Inc.
1300 Quail Street Suite 100
Newport Beach, CA 92660

       Re: Golden Seed, Inc.
           Offering Statement on Form 1-A
           Filed on September 13, 2019
           File No. 024-11072

Dear Mr. Goldie:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on September 13, 2019

General, page i

1. Please consider including an organizational chart that clearly discloses the relationship between you and the various related entities identified in the Business section. We believe that clarity as to the nature of the relationship among these entities will provide useful and relevant information for an understanding of ownership of the company. Risk Factors, page 15

2. Please provide a separate risk factor discussing risks related to the Class B shares having no voting rights other than those reserved under Delaware law.
Use of Proceeds, page 52

3. We note that you plan to use a portion of the proceeds of your offering to discharge indebtedness. Please provide the disclosure required by Instruction 6 to
Item 6 of Form 1-
 Scott Goldie
Golden Seed, Inc.
October 10, 2019
Page 2
         A.
4. We note your discussion of investor perks beginning on page 11. If these programs will materially impact your use of proceeds please revise this section accordingly.
         Additionally, in an appropriate place in your offering circular discuss the estimated cost to the company related to the shareholder benefits, if material.
Drag Along Rights, page 83

5. We note your disclosure here and on page 32 regarding a drag-along provision set forth in your bylaws. Please revise to provide all material features of such provision. In addition, revise to state that there is uncertainty as to whether a court would enforce such provision.
Signatures, page 111

6. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer, and principal accounting officer.
         To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameScott Goldie                                 Sincerely,
Comapany NameGolden Seed, Inc.
                                                               Division of
Corporation Finance
October 10, 2019 Page 2                                        Office of
Finance
FirstName LastName